## Contact

www.linkedin.com/in/pete-munyasia-04196599 (LinkedIn)


## Top Skills

SAP ERP
Business Process
SAP

## Languages

Swahili

# Pete Munyasia

Entrepreneur
Dallas-Fort Worth Metroplex

## Summary


Experienced Financial Systems Strategist with a passion of helping businesses simplify their operations and promoting financial inclusion to the underserved/underbanked communities through digital transformation tools.


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## Experience

### Paysoko Systems Inc
Co-Founder & Chief Operating Officer
October 2018 - Present (4 years 9 months)

### American Airlines
Sr. SAP ERP Consultant
August 2015 - November 2022 (7 years 4 months)
Dallas/Fort Worth Area

### Fenway Group
Sr. SAP ERP Consultant
November 2013 - September 2015 (1 year 11 months)
Dallas County, Texas, United States

### Fujitsu Frontech North America
SAP SD Consultant
October 2012 - November 2013 (1 year 2 months)
Richardson, TX

### BlackBerry
SAP SD Consultant
November 2010 - October 2012 (2 years)
Irving, TX

### AT&T
SAP SD Consultant
July 2009 - October 2010 (1 year 4 months)

Richardson, TX

Neos Therapeutics, Inc.
SAP SD Consultant
March 2008 - July 2009 (1 year 5 months)
Grand Prairie, TX

Cott Beverages
SAP SD Consultant
April 2006 - February 2008 (1 year 11 months)
Fort Worth, TX

Cardinal Health
Inventory Control Specialist
September 2004 - April 2006 (1 year 8 months)
Fort Worth, TX

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# Education

The University of Texas at Arlington - College of Business
Bachelor of Business Administration (B.B.A.), Operations/Supply Chain
Management · (2004 - 2009)

Northeastern Oklahoma A&M College
Associate of Science (A.S.), Applied  Sciences · (2002 - 2004)